EXHIBIT 99.1

Anfield Energy Announces Appointment of Lubica Niemann as Chief Financial Officer

VANCOUVER, British Columbia, Dec. 29, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce that it has appointed Lubica (Luba) Niemann as Chief Financial Officer. Ms. Niemann will assume the role on January 1, 2026. Ms. Laara Shaffer, the current Chief Financial Officer of Anfield, will remain as a Director of the Company.

Ms. Niemann is a seasoned financial professional with fifteen years of experience in accounting and financial reporting, primarily within the public company sector. She has held senior finance positions including controller for several TSXV-listed companies, including Kutcho Copper Corporation and MineHub Technologies Inc., and brings a practical, hands-on approach to financial operations, reporting, and audit coordination. Ms. Niemann holds a Bachelor of Technology in Accounting from the British Columbia Institute of Technology.

Corey Dias, CEO of Anfield, commented: “We are very pleased to have Luba Niemann join the Company as CFO. Luba has previously provided financial reporting support to Anfield, and so we expect a seamless transition into her new role. Moreover, Luba’s experience as controller for other publicly-traded companies is invaluable, given Anfield’s expanding US operations and related reporting requirements due to its recent NASDAQ listing. We look forward to leveraging Luba’s strengths as the Company advances toward uranium production.”

Anfield also announces that it intends to grant 769,401 restricted share units (the “RSUs”) and 560,572 incentive stock options (the “Options”) to certain Directors, Officers and Consultants, effective December 31, 2025. The RSUs will vest and settle in common shares after twelve months, subject to the holder continuing to be involved with the Company. The Options are exercisable to acquire an equivalent number of common shares at a price of $6.90, until December 31, 2030, and vest immediately upon grant.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

Safe Harbor Statement
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” and “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”). STATEMENTS IN THIS NEWS RELEASE THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS AND INCLUDE ANY STATEMENTS REGARDING BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS REGARDING THE FUTURE.

EXCEPT FOR THE HISTORICAL INFORMATION PRESENTED HEREIN, MATTERS DISCUSSED IN THIS NEWS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS THAT ARE PRECEDED BY, FOLLOWED BY, OR THAT INCLUDE SUCH WORDS AS “ESTIMATE,” “ANTICIPATE,” “BELIEVE,” “PLAN” OR “EXPECT” OR SIMILAR STATEMENTS ARE FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES FOR THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS ASSOCIATED WITH MINERAL EXPLORATION AND FUNDING AS WELL AS THE RISKS SHOWN IN THE COMPANY’S MOST RECENT ANNUAL AND QUARTERLY REPORTS AND FROM TIME-TO-TIME IN OTHER PUBLICLY AVAILABLE INFORMATION REGARDING THE COMPANY. OTHER RISKS INCLUDE RISKS ASSOCIATED FUTURE CAPITAL REQUIREMENTS AND THE COMPANY’S ABILITY AND LEVEL OF SUPPORT FOR ITS EXPLORATION AND DEVELOPMENT ACTIVITIES. THERE CAN BE NO ASSURANCE THAT THE COMPANY’S EXPLORATION EFFORTS WILL SUCCEED OR THE COMPANY WILL ULTIMATELY ACHIEVE COMMERCIAL SUCCESS. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS NEWS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE BELIEFS, PLANS, EXPECTATIONS AND INTENTIONS CONTAINED IN THIS NEWS RELEASE ARE REASONABLE, THERE CAN BE NO ASSURANCE THOSE BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS WILL PROVE TO BE ACCURATE. INVESTORS SHOULD CONSIDER ALL OF THE INFORMATION SET FORTH HEREIN AND SHOULD ALSO REFER TO THE RISK FACTORS DISCLOSED IN THE COMPANY’S PERIODIC REPORTS FILED FROM TIME-TO-TIME.

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE COMPANY WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS.